Exhibit 99.1

Sinovac Biotech Provides Administrative Updates

Beijing, June 16, 2006 (Xinhua PR Newswire)---Sinovac Biotech Ltd. (AMEX: SVA) confirmed today, as previously announced in a United States Securities and Exchange Commission Form 6-K submission dated May 26, 2006, the resignation of Mr. Heping Wang from the Board of Directors, effective April 27, 2006. In addition, the company confirmed that Ms. Lily Wang’s term as a director expired on March 22, 2006.

On March 22, 2006, the company’s shareholders appointed three new directors: Mr. Lo Yuk Lam, Ms. Mok Chup Hung and Mr. Xianping Wang. Mr. Xianping Wang is the brother of Mr. Heping Wang and Ms. Lily Wang.

The company also confirmed, as previously announced in a Form 6-K submission dated June 6, 2006, the resignation on March 22, 2006 of Ms. Lily Wang as the company’s Chief Financial Officer (“CFO”). The company is in the process of identifying a successor CFO to Ms. Wang. With effect from March 22, 2006, Ms. Jinling Qin, manager of the company’s finance department, has been named Acting CFO.

About Sinovac
Sinovac Biotech Ltd. is a world-class Chinese biopharmaceutical company, focused on research, development and commercialization of vaccines designed to combat human infectious diseases.  Sinovac’s vaccines include Healive™ (hepatitis A), Bilive™ (hepatitis B) and Anflu™ (influenza).  Sinovac has vaccines in clinical trials to combat avian influenza (bird flu) and SARS.

Additional information about Sinovac is available on the Company website, http://www.sinovac.com and the Sinovac Investor Relations website, http://finance.groups.yahoo.com/group/Sinovac_Biotech_IR/

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Safe Harbor Statement
This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the business outlook and quotations from management in this press release contain forward-looking statements.  Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT:
Craig H. Bird
Segue Investor Relations
Phone: (215) 885- 4981
Fax: (215) 885 - 4982
Email: Sinovac@segue.biz